United States Securities and Exchange Commission
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended September 30, 2010
Commission File Number 000-27663
SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)
Tidel Park, Second Floor
No. 4, Rajiv Gandhi Salai, Taramani
Chennai 600 113, India
(91) 44-2254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑ Form 40 F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1). Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7). Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

SIFY TECHNOLOGIES LIMITED
FORM 6-K
For the Quarter ended September 30, 2010

Currency of Presentation and Certain Defined Terms
Unless the context otherwise requires, references herein to “we,” “us,” the “Company” or “Sify” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained the registration certificates in India. All other trademarks or trade names used in this quarterly report are the property of their respective owners.
In this report, references to “$,” “US$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs.” “Rupees” or “Indian Rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year.
For your convenience, this report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars contained in this report have been based on the reference rate in the City of Mumbai on September 30, 2010 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI) which was Rs.44.92 per $1.00.
Our financial statements are prepared in Indian rupees and presented in accordance with International Financial Reporting Standards, or IFRS as issued by International Accounting Standards Board (IASB). In this report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.
Information contained in our websites, including our principal corporate website, www.sifycorp.com, is not part of this report.
Forward-looking Statements
In addition to historical information, this Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. For a discussion of some of the risks and important factors that could affect the Company’s future results and financial condition, please see the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Annual Report on Form 20-F for the fiscal year ended March 31, 2010, filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2010.
The forward-looking statements contained herein are identified by the use of terms and phrases such as “anticipate”, believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases. Such forward-looking statements include, but are not limited to, statements concerning:
•	our expectations as to future revenue, margins, expenses and capital requirements;

•	our exposure to market risks, including the effect of foreign currency exchange rates and interest rates on our financial results;

•	the effect of the international economic slowdown on our business;

•	our ability to generate and manage growth and to manage our international operations;

•	projections that our cash and cash equivalents, along with cash generated from operations will be sufficient to meet certain of our obligations; and

•	the effect of future tax laws on our business.
You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this Report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition, you should carefully review the other information in this Report, our other periodic reports and other documents filed with the SEC from time to time. Our filings with the SEC are available on its website at www.sec.gov.

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statement of Financial Position
(In thousands of Rupees, except share data and as otherwise stated)

				As at
				September 30,
	Note	As at		2010
		September 30,	March 31,	Convenience
		2010	2010 (a)	translation into
		Rs.	Rs.	US$ (Note 2(b))

ASSETS
Property, plant and equipment	5	3,250,251	3,452,022	72,356
Intangible assets	6	113,821	129,524	2,534
Investment in equity accounted investee	7	671,661	633,469	14,952
Lease prepayments	9	305,022	273,911	6,790
Other assets		607,697	554,358	13,531
Other investments		150	—	3

Total non-current assets		4,948,602	5,043,284	110,166

Inventories		25,154	21,488	560
Trade and other receivables, net	10	3,378,134	3,195,012	75,204
Prepayments for current assets		168,062	191,318	3,741
Restricted cash	8	440,941	360,909	9,816
Cash and cash equivalents	8	303,318	517,789	6,752

Total current assets		4,315,609	4,286,516	96,073

Total assets		9,264,211	9,329,800	206,239

EQUITY AND LIABILITIES
Equity
Share capital		546,332	546,332	12,162
Share premium		16,528,621	16,528,621	367,957
Share based payment reserve		187,145	180,124	4,166
Other components of equity		5,893	3,374	130
Accumulated deficit		(13,403,127)	(13,087,359)	(298,376)

Equity attributable to equity holders of the Company		3,864,864	4,171,092	86,039

Non-controlling interest		—	—	—

Total equity		3,864,864	4,171,092	86,039

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statement of Financial Position
(In thousands of Rupees, except share data and as otherwise stated)

				As at
				September 30,
	Note	As at		2010
		September 30,	March 31, 2010	Convenience
		2010	(a)	translation
		Rs.	Rs.	into US$ (Note 2(b))

Liabilities
Finance lease obligations, other than current instalments		153,371	155,347	3,414
Borrowings	12	364,581	449,424	8,116
Employee benefits	11	63,580	54,807	1,415
Other liabilities		168,168	165,800	3,745

Total non-current liabilities		749,700	825,378	16,690

Finance lease obligations current instalments		55,241	45,970	1,230
Borrowings	12	895,317	952,846	19,931
Bank overdraft	8	1,139,667	1,060,284	25,371
Trade and other payables		2,079,166	1,855,664	46,286
Deferred income		480,256	418,566	10,692

Total current liabilities		4,649,647	4,333,330	103,510

Total liabilities		5,399,347	5,158,708	120,200

Total equity and liabilities		9,264,211	9,329,800	206,239

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

(a)	Derived from the audited consolidated financial statements

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statement of Income
(In thousands of Rupees, except share data and as otherwise stated)

				Quarter			Half year
				ended			ended
		Quarter ended		September 30,	Half year ended		September 30,
	Note	September 30,		2010	September 30,		2010
				Convenience			Convenience
		2010	2009	translation	2010	2009	translation
		Rs.	Rs.	into US$ (Note 2(b))	Rs.	Rs.	into US$ (Note 2(b))
Revenue	13	1,716,732	1,737,902	38,218	3,444,558	3,386,447	76,682

Cost of goods sold and services rendered	14	(1,054,062)	(1,053,767)	(23,465)	(2,128,334)	(2,069,718)	(47,381)
Other income		20,364	30,248	453	39,200	62,299	873

Selling, general and administrative expense		(608,540)	(633,674)	(13,547)	(1,239,557)	(1,275,957)	(27,595)
Depreciation and amortization		(173,353)	(149,869)	(3,859)	(347,745)	(297,139)	(7,741)

Impairment loss on Intangibles including goodwill		—	—	—	(1,857)	(47,269)	(41)

Loss from operating activities		(98,859)	(69,160)	(2,200)	(233,735)	(241,337)	(5,203)

Finance income	16	14,078	3,290	313	20,627	20,350	459

Finance expenses	16	(72,426)	(72,238)	(1,612)	(141,148)	(143,824)	(3,142)

Net finance expense		(58,348)	(68,948)	(1,299)	(120,521)	(123,474)	(2,683)

Share of profit of equity accounted investee (net of income tax)	7	22,796	20,283	507	38,488	36,216	857

Loss before tax		(134,411)	(117,825)	(2,992)	(315,768)	(328,595)	(7,029)

Income tax (expense) / benefit		—	—	—	—	81,479	—

Loss for the period after tax		(134,411)	(117,825)	(2,992)	(315,768)	(247,116)	(7,029)

Attributable to:

Equity holders of the Company		(134,411)	(117,825)	(2,992)	(315,768)	(256,902)	(7,029)
Non-controlling interest		—	—	—	—	9,786	—

		(134,411)	(117,825)	(2,992)	(315,768)	(247,116)	(7,029)

Loss per share	17
Basic loss per share		(2.52)	(2.21)	(0.06)	(5.92)	(5.31)	(0.13)

Diluted loss per share		(2.52)	(2.21)	(0.06)	(5.92)	(5.31)	(0.13)
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statement of Comprehensive Income
(In thousands of Rupees, except share data and as otherwise stated)

				Quarter			Half year
				ended			ended
		Quarter ended		September 30,	Half year ended		September 30,
	Note	September 30		2010	September 30		2010
				Convenience			Convenience
		2010	2009	translation	2010	2009	translation
		Rs.	Rs.	into US$ (Note 2(b))	Rs.	Rs.	into US$ (Note 2(b))

Loss for the period		(134,411)	(117,825)	(2,992)	(315,768)	(247,116)	(7,029)

Other comprehensive income

Foreign currency translation differences of foreign operations		(52)	224	(1)	(8)	696	—
Defined benefit plan actuarial gains / (losses)		87	7,175	2	2,821	1,584	63
Change in fair value of available for sale investments, transferred to profit or loss		—	—	—	—	6,441	—
Share of other comprehensive income from equity accounted investee		(175)	854	(4)	(294)	1,526	(7)

Other comprehensive income for the period		(140)	8,253	(3)	2,519	10,247	56

Total comprehensive loss for the period		(134,551)	(109,572)	(2,995)	(313,249)	(236,869)	(6,973)

Attributable to:
Equity holders of the Company		(134,551)	(109,572)	(2,995)	(313,249)	(246,655)	(6,973)
Non-controlling interest		—	—	—	—	9,786	—

Total comprehensive loss for the period		(134,551)	(109,572)	(2,995)	(313,249)	(236,869)	(6,973)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statement of Changes in Equity
(In thousands of Rupees, except share data and as otherwise stated)
For six months ended September 30, 2010

			Share
			based	Other			Non-
	Share	Share	payment	components	Accumulated		controlling
Particulars	capital	premium	reserve	of equity	deficit	Total	interest	Total equity
Balance at April 1, 2010	546,332	16,528,621	180,124	3,374	(13,087,359)	4,171,092	—	4,171,092

Total comprehensive income/ (loss) for the period	—	—	—	2,519	(315,768)	(313,249)	—	(313,249)

Transactions with owners, recorded directly in equity
Share-based payments	—	—	7,021	—	—	7,021	—	7,021

Balance at September 30, 2010	546,332	16,528,621	187,145	5,893	(13,403,127)	3,864,864	—	3,864,864
For six months ended September 30, 2009

			Share
			based	Other			Non-
	Share	Share	payment	components	Accumulated		controlling
Particulars	capital	premium	reserve	of equity	deficit	Total	interest	Total equity
Balance at April 1, 2009	441,018	16,375,217	149,535	(9,691)	(13,104,386)	3,851,693	248,848	4,100,541

Total comprehensive income / (loss) for the period	—	—	—	10,247	(256,902)	(246,655)	9,786	(236,869)

Transactions with owners, recorded directly in equity
Issue of share capital	105,300	737,537	—	—	—	842,837	—	842,837

Share based payments			13,174			13,174	—	13,174

Changes in ownership interests in subsidiaries that do not result in a gain or loss of control
Acquisition of non-controlling interest	—	(584,203)	—	—	—	(584,203)	(258,634)	(842,837)

Balance at September 30, 2009	546,318	16,528,551	162,709	556	(13,361,288)	3,876,846	—	3,876,846
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statement of Cash Flows
(In thousands of Rupees, except share data and as otherwise stated)

			September 30,
	Six Months ended September 30		2010
			Convenience
	2010	2009	translation into
	Rs.	Rs.	US$ (Note 2(b))
Cash flows from / (used in) operating activities
Loss for the period	(315,768)	(247,116)	(7,029)
Adjustments for:
Depreciation and amortization	347,745	297,139	7,741
Impairment loss on Intangibles including goodwill	1,857	47,269	41
Share of profit of equity accounted investee	(38,488)	(36,216)	(857)
Loss/ (gain) on sale of property, plant and equipment	1,178	(2,798)	26
Provision for doubtful receivables and advances	69,777	49,616	1,553
Stock compensation expense	7,021	13,174	156
Net finance expense / (income)	120,521	123,474	2,683
Loss on sale of Investments	—	373	—
Income tax expense / (benefit)	—	(81,479)	—
Unrealized (gain)/ loss on account of exchange differences	(9,668)	(15,808)	(215)
Other non-cash items	1,964	17,815	44

	186,139	165,443	4,143

Change in trade and other receivables	(251,487)	(535,492)	(5,598)
Change in inventories	(3,666)	11,515	(82)
Change in other assets	9,909	(132,632)	221
Change in trade and other payables	283,303	474,961	6,307
Change in employee benefits	11,595	8,665	258
Change in deferred revenue	61,690	126,891	1,373

	297,483	119,351	6,622
Income taxes paid	(13,130)	(126,388)	(292)

Net cash from / (used in) operating activities	284,353	(7,037)	6,330

Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(148,889)	(463,016)	(3,315)
Expenditure on intangible assets	(71,812)	(99,964)	(1,599)
Proceeds from sale of property, plant and equipment	1,549	4,141	34
Finance income received	35,898	68,194	799
Short term investments, net	—	19,942	—
Other investments	(150)	—	(3)

Net cash used in investing activities	(183,404)	(470,703)	(4,084)

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statement of Cash Flows
(In thousands of Rupees, except share data and as otherwise stated)

			September
	Six months ended September 30		30, 2010
			Convenience
	2010	2009	translation
	Rs	Rs	into US$ (Note 2(b))
Cash flows from / (used in) financing activities
Proceeds from / (repayment of) borrowings, net	(142,372)	9,776	(3,170)
Finance expenses paid	(150,233)	(151,329)	(3,344)
Repayment of finance lease liabilities	(23,541)	(13,049)	(524)

Net cash from / (used) in financing activities	(316,146)	(154,602)	(7,038)

Net decrease in cash and cash equivalents	(215,197)	(632,342)	(4,791)
Cash and cash equivalents at April 1	(181,586)	312,715	(4,042)
Effect of exchange fluctuations on cash held	1,375	4,057	31

Cash and cash equivalents at period end	(395,408)	(315,570)	(8,802)

Supplementary information
Additions to property plant and equipment represented by finance lease obligations	30,836	15,927	686
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

SIFY TECHNOLOGIES LIMITED
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(In thousands of Rupees, except share, per share data and as stated otherwise)
1.	Reporting entity
Sify Technologies Limited, (‘Sify’ or ‘the Company’) formerly known as Sify Limited, is a leading internet services provider headquartered in Chennai, India. These Unaudited Condensed Consolidated Interim Financial Statements as at and for the three months and six months ended September 30, 2010 comprise the Company and its subsidiaries (Sify Software Limited, Sify International Inc and Sify Technologies (Singapore) Pte Limited) (together referred to as the ‘Group’ and individually as ‘Group entities’) and the Group’s interest in MF Global Sify Securities India Private Limited, an equity accounted investee. The Group is primarily involved in providing services, such as Corporate Network and Data Services, Internet Access Services, Online Portal and Content offerings and in selling hardware and software related to such services. Sify is listed in the NASDAQ Global market in the United States.
2.	Basis of preparation
a.	Statement of compliance
The Unaudited Condensed Consolidated Interim Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standard (IFRS), IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended March 31, 2010.
These Unaudited Condensed Consolidated Interim Financial Statements have been approved for issue by the Board of Directors on March 25, 2011.
b.	Functional and presentation currency
Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Indian rupee is the functional currency of Sify, its domestic subsidiaries and affiliates. US dollar is the functional currency of Sify’s foreign subsidiary located in the US and Singapore.
The Unaudited Condensed Consolidated Interim Financial Statements are presented in Indian Rupees which is the Group’s presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest thousand except where otherwise indicated.
Convenience translation: Solely for the convenience of the reader, the financial statements as of and for the three months and six months ended September 30, 2010 have been translated into United States dollars (neither the presentation currency nor the functional currency) based on the reference rate in the City of Mumbai on September 30, 2010, for cable transfers in Indian rupees as published by the Reserve Bank of India which was Rs. 44.92 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on September 30, 2010 or at any other date.
c.	Use of estimates and judgements
The preparation of these Unaudited Condensed Consolidated Interim Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses during the period. Accounting estimates could change from period to period. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period of change and future periods, if the change affects both and, if material, their effects are disclosed in the notes to the financial statements.
In preparing the Unaudited Condensed Consolidated Interim Financial Statements, the significant judgements made by management in applying the Group’s accounting policies and key sources of estimating uncertainties were the same as that were applied to the consolidated financial statements as at and for the year ended March 31, 2010.

d.	Correction of an immaterial error in the comparative unaudited condensed consolidated interim statement of income for the quarter and six months ended September 30, 2009
Certain amounts previously reported in the unaudited condensed consolidated interim statement of income for the quarter and six months ended September 30, 2009 and furnished on Form 6-K have been corrected in preparing the comparative unaudited condensed consolidated statement of income for the quarter and six months period ended September 30, 2010. Specifically, the trading transactions relating to standard hardware and software involving arrangement of purchases from suppliers and sales to customers were reported on gross basis instead of net basis. This immaterial error has resulted in overstatement of revenue and cost of goods sold by Rs 100,840 (US$2,245) for the quarter and six months ended September 30, 2009. This immaterial error has been corrected in the comparative interim statement of income for the quarter and six months period ended September 30, 2009.
The details of such correction is set out below:

	As reported for the quarter						Revised for the comparative quarter
	ended September 30, 2009			Adjustments			ended September 30, 2009
Cost of
		goods			Cost of goods	Net		Cost of goods	Net
Details	Revenue	sold	Net profit	Revenue	sold	profit	Revenue	sold	profit
Rs (000’s)	1,838,742	1,154,607	(117,825)	(100,840)	(100,840)	—	1,737,902	1,053,767	(117,825)

	As reported for the six months						Revised for the comparative six months
	ended September 30, 2009			Adjustments			ended September 30, 2009
Cost of
		goods	Net		Cost of goods	Net		Cost of goods
Details	Revenue	sold	profit	Revenue	sold	profit	Revenue	sold	Net profit
Rs (000’s)	3,487,287	2,170,558	(247,116)	(100,840)	(100,840)	—	3,386,447	2,069,718	(247,116)
3.	Significant accounting policies
The accounting policies applied by the group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended March 31 2010.
4.	Recent accounting pronouncements
A number of new standards, amendments to standards and interpretations are not yet effective for the period ended September 30, 2010, and have not been applied in preparing these consolidated financial statements:
•
Improvements to IFRS- In April 2009, the IASB issued “Improvements to IFRSs” — a collection of amendments to twelve International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The latest amendments were included in exposure drafts of proposed amendments to IFRS published in October 2007, August 2008, and January 2009. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2010, although entities are permitted to adopt them earlier. In May 2010, the IASB issued Improvements to IFRS 2010, which comprises 11 amendments to 7 standards. Effective dates, early application and transitional requirements are addressed on a standard-by-standard basis. The majority of the amendments will be effective January 1, 2011. The Company is evaluating the impact, these amendments will have on the Group’s consolidated financial statements.

•
In November 2009, the IASB issued IFRS 9, “Financial instruments”, to introduce certain new requirements for classifying and measuring financial assets. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications — those measured at amortized cost and those measured at fair value. The standard along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting will be applicable from the year 2013, although entities are permitted to adopt earlier. The Company is evaluating the impact which this new standard will have on the Group’s financial statements.

•
In November 2009, the IASB issued IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”; to introduce requirements when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares and other equity instruments to settle the financial liability fully or partially. This interpretation is effective from annual periods beginning on or after July 1, 2010.

•	In November 2009, the IASB revised IAS 24 “Related Party Disclosures” with an effective date of January 1,2011.
•
In November 2009, the IASB issued “Prepayments of a Minimum Funding Requirement — Amendments to IFRIC 14, IAS19 — the Limit on a Defined Benefit Asset, Minimum Funding Requirement and their Interaction”, with an effective date of January 1, 2011.

5.	Property, plant and equipment
The following table presents the changes in property, plant and equipment during the six months ended September 30, 2010

									Carrying
	Cost				Accumulated depreciation				amount as
				As at	As at	Depreciation		As at	at
	As at			September 30,	April 1,	for the		September 30,	September 30,
Particulars	April 1, 2010	Additions	Disposals	2010	2010	period	Deletions	2010	2010
Building	777,419	—	—	777,419	177,072	13,877	—	190,949	586,470

Plant and machinery	5,302,696	97,919	67,030	5,333,585	2,929,688	250,495	66,744	3,113,439	2,220,146

Computer equipment	517,904	15,748	864	532,788	429,631	14,538	780	443,389	89,399

Office equipment	228,418	3,685	465	231,638	107,252	11,987	465	118,774	112,864

Furniture and fittings	706,148	1,384	4,357	703,175	445,437	32,926	4,356	474,007	229,168

Vehicles	6,191	—	2,035	4,156	6,191	—	2,035	4,156	—

Total	7,538,776	118,736	74,751	7,582,761	4,095,271	323,823	74,380	4,344,714	3,238,047

Add: Construction -in- Progress									12,204
Total	7,538,776	118,736	74,751	7,582,761	4,095,271	323,823	74,380	4,344,714	3,250,251

The following table presents the changes in property, plant and equipment during the year ended March 31, 2010

	Cost				Accumulated depreciation				Carrying
	As at			As at	As at			As at	amount as
	April 01,			March 31,	April 1,	Depreciation		March 31,	at March 31,
Particulars	2009	Additions	Disposals	2010	2009	for the year	Deletions	2010	2010
Building	769,663	7,756	—	777,419	148,401	28,671	—	177,072	600,347

Plant and machinery	4,733,122	827,043	257,469	5,302,696	2,765,920	420,314	256,546	2,929,688	2,373,008

Computer equipments	497,223	26,462	5,781	517,904	367,972	66,709	5,050	429,631	88,273

Office equipment	162,132	68,106	1,820	228,418	96,955	12,070	1,773	107,252	121,166

Furniture and fittings	628,279	101,188	23,319	706,148	389,771	77,608	21,942	445,437	260,711

Vehicles	8,269	—	2,078	6,191	6,420	1,360	1,589	6,191	—

Total	6,798,688	1,030,555	290,467	7,538,776	3,775,439	606,732	286,900	4,095,271	3,443,505

Add: Construction -in- Progress									8,517
Total	6,798,688	1,030,555	290,467	7,538,776	3,775,439	606,732	286,900	4,095,271	3,452,022

Leased assets
The Group’s leased assets include certain buildings and plant and machinery acquired under finance leases. As at September 30, 2010 the net carrying amount of buildings and plant and machinery acquired under finance leases is Rs. 250,085 (March 31, 2010: Rs. 255,244), Rs. 229,786 (March 31, 2010: Rs. 215,669) respectively.
Construction-in-progress
Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not ready for use are disclosed under construction-in-progress.
6.	Intangible assets
Intangible assets comprise the following:

	As at	As at
	September 30, 2010	March 31, 2010
Goodwill	14,595	14,595
Other Intangibles	99,226	114,929

Total	113,821	129,524

In May 2006, the group acquired travel business for a consideration of USD 2.5 million (Rs. 112,220 thousands) in cash along with an option to purchase 125,000 shares of Sify Technologies Limited and certain earn out payments aggregating to USD 0.5 million (Rs. 22,444 thousands). The assets acquired consist of System software, customer contracts and goodwill. The said business operates from India and United States.
During the six months ended September 30, 2010, triggered by certain adverse market conditions such as decrease in revenue and increase in the cost of services, continued losses and other technological matters, which are confirmed by other subsequent events, the group tested the carrying value of the above business for impairment. The recoverable amount of these intangibles were determined based on the higher of the value in use (using discounted cash flow approach) and fair value less cost to sell. As a result of the above review, the group has recorded an impairment of the above intangibles amounting to Rs 1,857 (USD 41) and adjusted the carrying value of these intangibles accordingly. The above impairment relates to online portal services segment.

The following table presents the changes in goodwill during the six months ended September 30, 2010 and the year ended March 31, 2009
(i) Goodwill

	As at	As at
Particulars	September 30, 2010	March 31, 2010
Balance at the beginning of the period / year	14,595	40,461
Effect of exchange rate fluctuation	—	(2,482)
Less: Impairment loss	—	(23,384)

Net carrying amount of goodwill	14,595	14,595

The amount of goodwill as at September 30, 2010 and March 31, 2010 has been allocated to Online Portals Segment.
(ii) Other Intangibles
The following table presents the changes in other intangible assets for the six months ended September 30, 2010 and year ended March 31, 2010.

		Portals and	Customer
	Technical	web	related		License
	know-how	content	intangibles	Software	fees	Total
(A) Cost

Balance as at April 1, 2010	82,753	—	200,570	370,683	50,000	704,006
Other acquisitions	—	—	—	10,077	—	10,077
Deletions	—	—	—	—	—	—
Balance as at September 30, 2010	82,753	—	200,570	380,760	50,000	714,083

(B) Amortization

Balance as at April 1, 2010	82,753	—	198,139	299,779	8,406	589,077
Amortization for the period	—	—	837	21,836	1,250	23,923
Impairment loss on intangibles			1,594	263		1,857
Deletions	—	—	—	—	—	—
Balance as at September 30, 2010	82,753	—	200,570	321,878	9,656	614,857

(C) Carrying amount as at September 30, 2010	—	—	—	58,882	40,344	99,226

(A) Cost

Balance as at April 1, 2009	82,753	52,730	200,570	319,215	50,000	705,268
Other acquisitions	—	—	—	51,468	—	51,468

Deletions	—	52,730	—	—	—	52,730

Balance as at March 31, 2010	82,753	—	200,570	370,683	50,000	704,006

(B) Amortization

Balance as at April 1, 2009	82,753	52,730	169,847	256,621	5,906	567,857
Amortization for the period	—	—	6,144	41,421	2,500	50,065
Impairment loss on intangibles	—	—	22,148	1,737	—	23,885
Deletions	—	52,730	—	—	—	52,730

Balance as at March 31, 2010	82,753	—	198,139	299,779	8,406	589,077

(C) Carrying amount as at March 31, 2010	—	—	2,431	70,904	41,594	114,929
During the six months ended September 30, 2010, the group has impaired intangible assets relating to its travel business to the extent of Rs 1,857. The above impairment loss is related to Online Portals segment.

7.	Investments in associates
In March 2006, MF Global Overseas Limited (MFG), a Group incorporated in United Kingdom acquired 70.15% of equity share capital of MF Global Sify Securities India Private Limited, formerly Man Financial-Sify Securities India Private Limited (‘MF Global) from Refco Group Inc., USA (‘Refco’). As at September 30, 2010 and March 31, 2010, 29.85% of MF Global equity shares is held by the Company. The remaining 70.15% is owned by MFG, an unrelated third party. MFG is a subsidiary of MF Global Holdings Limited, Bermuda.
A summary of key unaudited financial information of MF Global and its subsidiaries which is not adjusted for the percentage ownership held by the Group is presented below:

	As at	As at
Balance sheet	September 30, 2010	March 31, 2010
Total assets	4,496,904	3,974,094

Total liabilities	2,246,773	1,851,919
Shareholders’ equity	2,250,131	2,122,175

Total liabilities and shareholders’ equity	4,496,904	3,974,094

	Three months ended		Half year ended
Statement of Operations	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Revenues	488,076	388,774	919,191	789,363
Net Profit	76,367	67,946	128,938	121,322
During October 2010, Sify Technologies Ltd, the minority shareholder of MF Global holding 29.85 percent of the outstanding shares, requested MF Global’s Board of Directors to reconsider certain costs charged to the MF Global by MF Global Holdings Ltd and its affiliated and associated group companies, who hold 70.15 percent of the outstanding shares of the MF Global. These charges are currently recorded in the financial statements of the MF Global for year ended March 31, 2008 aggregating to INR 43,478,911 and March 31, 2009 aggregating to INR 15,374,528. The resolution of this matter between the shareholders of MF Global remains uncertain and any financial adjustment that may arise is not presently known and accordingly no adjustment related to this matter has been provided for in MF Global’s consolidated financial statements. Any financial adjustment that may arise on resolution of the said matter would be expected to be handled prospectively and therefore would be reported in the period in which it is resolved. Consequently, no adjustment related to the said matter was considered by Sify for equity method of accounting for MF Global. The effect of such recorded cross charge is not material to the financial statements of Sify Technologies Limited.
8.	Cash and cash equivalents
Cash and cash equivalents as at September 30, 2010 amounted to Rs. 303,318 (Rs. 517,789 as at March 31, 2010). This excludes cash-restricted of Rs. 440,941 as at September 30, 2010 (Rs. 360,909 as at March 31, 2010), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.
(a)	Restricted cash

	As at		As at
	September 30,	As at	September 30,	As at
	2010	March 31, 2010	2009	March 31, 2009
Non-current
Against future performance obligation	—	—	—	1,000
Current
Bank deposits held under lien against borrowings from banks	440,941	360,909	256,185	1,329,756

Total restricted cash	440,941	360,909	256,185	1,330,756

(b)	Non restricted cash

	As at		As at
	September 30,	As at	September 30,	As at
	2010	March 31, 2010	2009	March 31, 2009
Current
Cash and bank balances	303,318	517,789	243,742	380,042

Total cash (a+b)	744,259	878,698	499,927	1,710,798

Bank overdraft used for cash management purposes	(1,139,667)	(1,060,284)	(815,497)	(1,397,083)
Less:- Non current restricted cash	—	—	—	(1,000)

Cash and cash equivalents for the statement of cash flows	(395,408)	(181,586)	(315,570)	312,715

9.	Lease prepayments

	As at	As at
	September 30, 2010	March 31, 2010

Towards buildings	305,022	273,911

	305,022	273,911

Prepayments made towards buildings accounted for as operating leases are amortised over the lease term on a straight line basis.
10.	Trade and other receivables
Trade and other receivables comprise:

	As at	As at
	September 30, 2010	March 31, 2010
(i) Trade receivables, net	1,924,584	1,912,348
(ii) Other receivables including deposits	1,206,594	1,916,450
(iii) Construction Contract in Progress	246,956	86,214

	3,378,134	3,915,012

Trade receivable as at September 30, 2010 and March 31, 2010 are stated net of allowance for doubtful receivables. The Group maintains an allowance for doubtful receivables based on its age and collectability. Trade receivables are not collateralised except to the extent of refundable deposits received from cybercafé franchisees and from cable television operators. Trade receivables consist of:

	As at	As at
	September 30, 2010	March 31, 2010
Trade receivables from related parties	—	—
Due from customers	2,164,446	2,083,054

	2,164,446	2,083,054
Less: Allowance for doubtful receivables	(239,862)	(170,706)

Balance at the end of the period	1,924,584	1,912,348

The activity in the allowance for doubtful accounts receivable is given below:

	Half year ended	As at
	September 30, 2010	March 31, 2010
Balance at the beginning of the period	170,706	116,295
Add: Additional provision	73,951	121,987
Less: Bad debts written off	(4,795)	(67,576)

Balance at the end of the period	239,862	170,706

11.	Employee benefits

	As at	As at
	September 30, 2010	March 31, 2010
Gratuity payable	28,939	16,753
Compensated absences	34,641	38,054

	63,580	54,807

Gratuity cost
The components of gratuity cost recognized in the income statement for the three months and six months ended September 30, 2010 and 2009 consists of the following:

	Three months ended	Three months ended	Half year ended	Half year ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009

Service cost	3,906	3,624	6,243	7,248
Interest cost	1,543	1,125	2,515	2,250
Expected returns on plan assets	(864)	(740)	(1,540)	(1,481)
Past service cost	1,047	—	7,789	—

Net gratuity costs recognized in statement of income	5,632	4,009	15,007	8,017
in statement of income

Details of employee benefit obligations and plan assets are as follows:

	September 30, 2010	March 31, 2010
Present value of projected benefit obligation at the end of the period / year	61,740	51,046
Funded status of the plans	(30,574)	(34,293)
Past service cost	(2,227)	—

Liability recognized in the statement of financial position	28,939	16,753

The following table set out the status of the gratuity plan:

Change in projected benefit obligation	September 30, 2010	March 31, 2010
Projected benefit obligation at the beginning of the period / year	51,046	43,389
Service cost	6,243	14,498
Interest cost	2,515	4,501
Actuarial (gain)/ loss	(3,112)	(5,957)
Past service cost	10,016
Benefits paid	(4,968)	(5,385)

Projected benefit obligation at the end of the period / year	61,740	51,046

Change in plan assets	September 30, 2010	March 31, 2010
Fair value of plan assets at the beginning of the period / year	34,293	28,307
Expected return on plan assets	1,540	2,963
Actuarial gain / (loss)	(291)	(450)
Employer contributions	—	8,858
Benefits paid	(4,968)	(5,385)

Fair value of plan assets at the end of the period / year	30,574	34,293

Actuarial Assumptions at reporting date:

	As at		As at
	September 30, 2010		March 31, 2010
Discount rate	8.00	% p.a	8.15	% p.a
Long-term rate of compensation increase	8.00	% p.a	8.00	% p.a
Rate of return on plan assets	8.00	% p.a	8.00	% p.a
The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.
Actuarial gains and losses recognised in other comprehensive income
The amount of actuarial gains and losses recognized directly in other comprehensive income for the six months ended September 30, 2010 and 2009 are as follows:

	Half year ended	Half year ended
	September 30, 2010	September 30, 2009
Actuarial gain / (loss)	2,821	1,584

	2,821	1,584

12.	Borrowings

	September 30, 2010	March 31, 2010
Current
Loan secured against fixed deposits from banks	—	—
Term loans from banks (Refer note 1 below)	216,000	216,000
Other working capital facilities from banks (Refer note 2 below)	574,854	697,165
Loan from other financial institutions (Refer note 3 below)	104,463	39,681

	895,317	952,846

Non current
Term loans from banks	218,000	325,940
Loan from other financial institutions (Refer note 3 below)	146,581	123,484

	364,581	449,424

Note

1.	Term loans from banks are secured by moveable fixed assets of the Group. These loans bear interest ranging from 9.50% to 13.50% p.a.

2.
Other working capital facilities are secured by certain non-current assets, current assets and trade receivables of the Company and bear interest ranging from 12% to 14% p.a. These facilities are subject to an annual renewal.

3.	Loan from other financial institutions includes loan of Rs. 154,015 which is secured against specific fixed assets.
13.	Revenue

	Quarter ended		Half year ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
Rendering of services

Service revenue	1,367,938	1,408,555	2,601,237	2,732,001
Initial franchise fee	3,615	3,017	5,146	8,346
Installation service revenue	173,260	57,866	402,845	139,102

	1,544,813	1,469,438	3,009,228	2,879,449
Sale of products	171,919	268,464	435,330	506,998

Total	1,716,732	1,737,902	3,444,558	3,386,447

14.	Cost of goods sold and services rendered
Cost of goods sold and services rendered information is presented before any depreciation or amortization that is direct and attributable to revenue sources. The Group’s asset base deployed in the business is not easily split into a component that is directly attributable to a business and a component that is common / indirect to all the businesses. Since a gross profit number without depreciation and amortization does not necessarily meet the objective of such a disclosure, the Group has not disclosed gross profit numbers but disclosed all expenses, direct and indirect, in a homogenous group leading directly from revenue to operating margin.
15.	Personnel expenses

	Quarter ended		Half year ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
Salaries and wages	295,819	337,533	600,343	689,170
Contribution to provident fund and other funds	16,922	15,178	41,598	30,103
Staff welfare expenses	3,223	7,939	7,810	14,479
Employee Stock compensation expense	4,483	5,286	7,020	13,174

	320,447	365,936	656,771	746,926

Attributable to Cost of goods sold and services rendered	221,041	176,130	424,475	360,212
Attributable to selling, general and administrative expenses	99,406	189,806	232,296	386,714

16.	Net finance income and expense

	Quarter ended		Half year ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
Interest income on bank deposits	12,610	1,720	17,791	14,474
Others	1,468	1,570	2,836	5,876

Finance income	14,078	3,290	20,627	20,350

Interest expense on financial liabilities leases	5,229	3,927	9,269	7,556
Bank charges	25,080	29,395	48,820	44,593
Other interest	42,117	38,916	83,059	91,675

Finance expense	72,426	72,238	141,148	143,824

Net finance income / (expense) recognised in profit or loss	(58,348)	(68,948)	(120,521)	(123,474)

17.	Loss per share
The calculation of basic loss per share for the quarter and half year ended September 30, 2010 and 2009 is based on the loss attributable to ordinary shareholders.

	Quarter ended		Half year ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
Net profit / (loss ) — as reported	(134,411)	(117,825)	(315,768)	(256,902)

Weighted average number of shares — Basic and diluted *	53,351,498	53,350,082	53,351,498	48,401,557
Basic earnings /(loss) per share	(2.52)	(2.21)	(5.92)	(5.31)

*
Ordinary shares arising out of potential exercise of outstanding stock options as at September 30, 2010 and 2009 were not included in the computation of diluted earnings per share, as their effect was anti-dilutive.

18.	Segment reporting
There has been no change in the composition of reportable segments for the six months ended September 30, 2010 as compared to the year ended March 31, 2010.
The primary operating segments of the Group are:
•	Corporate network/data services, which provides internet, connectivity, security and consulting, hosting and managed service solutions;
•	Internet access services, from home and through cybercafés;
•	Online portal services and content offerings; and
•	Other services, such as development of content for e-learning.

Quarter ended September 30, 2010

	Corporate
	Network /	Internet	Online
	Data	Access	Portal	Consumer	Other
	Services	Services	Services	One	Services	Total
		A	B	A+B
Segment revenue	1,408,641	109,805	26,285	136,090	172,001	1,716,732
Allocated segment expenses	(1,000,174)	(145,182)	(25,755)	(170,937)	(129,028)	(1,300,139)

Segment operating income / (loss)	408,467	(35,377)	530	(34,847)	42,973	416,593

Unallocated expenses
Cost of goods sold						(127,206)
Selling, general and administrative expenses						(235,257)
Depreciation and amortization						(173,353)
Other income / (expense), net						20,364
Finance income						14,078
Finance expenses						(72,426)
Share of profit of equity accounted investee						22,796

Profit or (Loss) before Tax						(134,411)

Income tax(expense)/benefit						—

Profit/(loss) for the quarter						(134,411)

Quarter ended September 30, 2009

	Corporate
	Network /	Internet	Online
	Data	Access	Portal	Consumer	Other
	Services	Services	Services	One	Services	Total
		A	B	A+B
Segment revenue	1,359,863	202,587	32,733	235,320	142,719	1,737,902
Allocated segment expenses	(1,005,790)	(196,045)	(33,467)	(229,512)	(108,386)	(1,343,688)

Segment operating income / (loss)	354,073	6,542	(734)	5,808	34,333	394,214

Unallocated expenses
Cost of goods sold						(114,959)
Selling, general and administrative expenses						(228,794)
Depreciation and amortization						(149,869)
Other income / (expense), net						30,248
Finance income						3,290
Finance expenses						(72,238)
Share of profit of equity accounted investee						20,283

Profit or (Loss) before Tax						(117,825)

Income tax(expense)/benefit						—

Profit/(loss) for the quarter						(117,825)

Six months ended September 30, 2010

	Corporate
	Network /	Internet	Online
	Data	Access	Portal	Consumer	Other
	Services	Services	Services	One	Services	Total
		A	B	A+B
Segment revenue	2,851,901	225,132	54,897	280,029	312,628	3,444,558
Allocated segment expenses	(2,011,873)	(297,631)	(53,196)	(350,827)	(242,558)	(2,605,258)

Segment operating income / (loss)	840,028	(72,499)	1,701	(70,798)	70,070	839,300

Unallocated expenses
Cost of goods sold						(256,076)
Selling, general and administrative expenses						(506,557)
Depreciation and amortization						(347,745)
Impairment loss on intangibles						(1,857)
Other income / (expense), net						39,200
Finance income						20,627
Finance expenses						(141,148)
Share of profit of equity accounted investee						38,488

Profit or (Loss) before Tax						(315,768)

Income tax(expense)/benefit						—

Profit/(loss) for the quarter						(315,768)

Six months ended September 30, 2009

	Corporate	Internet	Online
	Network /	Access	Portal	Consumer	Other
	Data Services	Services	Services	One	Services	Total
		A	B	A+B
Segment revenue	2,627,730	424,012	69,557	493,569	265,148	3,386,447
Allocated segment expenses	(1,904,639)	(435,102)	(78,591)	(513,693)	(212,347)	(2,630,679)

Segment operating income / (loss)	723,091	(11,090)	(9,034)	(20,124)	52,801	755,768

Unallocated expenses
Cost of goods sold						(234,984)
Selling, general and administrative expenses						(480,012)
Depreciation and amortization						(297,139)
Impairment loss on Intangibles including goodwill						(47,269)
Other income / (expense), net						62,299
Finance income						20,350
Finance expenses						(143,824)
Share of profit of equity accounted investee						36,216

Profit or (Loss) before Tax						(328,595)
Income tax(expense)/benefit						81,479

Profit/(loss) for the six months period						(247,116)

19.	Capital Commitments
Contracts pending to be executed on capital account as at September 30, 2010 and not provided for amounted to Rs. 34,194 (net of advances Rs. 11,123), [March 31, 2010 Rs. 30,552 (net of advances Rs,8,516). In addition, the Company has a commitment to make payments aggregating to Rs. 480,552 (USD 10 million) to Emirates Integrated Telecommunications Company PJSC under the agreement for supply of capacity from the Europe India Gateway, of which the Company has already made payments amounting to Rs. 332,568 (USD 7.40 million) as at September 30, 2010.
Operating leases: The Group leases office buildings and other equipments under operating lease arrangements that are renewable on a periodic basis at the option of both the lessor and the lessee. The schedule of future minimum rental payments in respect of operating leases is set out below:
As at September 30, 2010

		Less		More than 5
Lease obligations	Total	than 1 year	1-5 years	years
Non-cancellable operating lease obligations	1,545,296	103,669	417,324	1,024,303
Non-cancellable obligations towards proposed lease *	2,423,554	85,700	528,525	1,809,329
As at March 31, 2010

		Less		More than 5
Lease obligations	Total	than 1 year	1-5 years	years
Non-cancellable operating lease obligations	1,608,509	119,871	407,890	1,080,748
Non-cancellable obligations towards proposed lease *	2,423,554	22,850	520,808	1,879,896

*
VALS Developers Private Limited (“VALS”) is owned and controlled by Raju Vegesna Infotech & Industries Private Limited, a Company in which Mr. Raju Vegesna, the principal share holder and Chief Executive Officer of Sify is holding 35.99% equity in his personal capacity. During the year ended March 31, 2009, Sify entered into a memorandum of understanding with VALS Developers Private Limited to obtain land and building which is in the process of being constructed on a long term lease. The lease agreement, when final, is expected to have an initial non-cancellable term of 5 years, with a further option for Sify to renew or cancel the lease for two five year terms. In connection with this lease, Sify has paid a security deposit of Rs. 125,700 and advance rental of Rs. 157,125 to VALS. The security deposit will be refunded at the end of lease term and the advance rental would be adjusted over a period of 15 months from the commencement of the lease. Subsequently on October 30, 2010, the Board of Directors have proposed to cancel the MoU for lease arrangement and have decided to acquire the property which is under construction from the third party directly. The above deposits would be adjusted against the consideration payable for acquiring the property. To give effect to the above, the company has entered into a multiparty agreement with all the concerned parties and has paid Rs 400,000 as part consideration for the above purchase.

20.	Legal proceedings
(a) The Group and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADSs from the time of Sify’s Initial Public Offering (“IPO”) in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States Federal Securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.

In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. In October 2002, the cases against the Company’s executive officers who were named as defendants in this action were dismissed without prejudice. In February 2003, the court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to the Company and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including the Company. On June 26, 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against Sify and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with Sify and the other issuer defendants. The proposed settlement provided that the insurers of all settling issuers would guarantee that the plaintiffs recover $1 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs did not recover $1 billion, the insurers for the settling issuers would make up the difference. This proposed settlement was terminated on June 25, 2007, following the ruling by the United States Court of Appeals for the Second Circuit on December 5, 2006, reversing the District Court’s granting of class certification.
On August 14, 2007, the plaintiffs filed Amended Master Allegations. On September 27, 2007, the Plaintiffs filed a Motion for Class Certification. Defendants filed a Motion to dismiss the focus cases on November 9, 2007. On March 26, 2008, the Court ruled on the Motion to Dismiss, holding that the plaintiffs had adequately pleaded their Section 10(b) claims against the Issuer Defendants and the Underwriter Defendants in the focus cases. As to the Section 11 claim, the Court dismissed the claims brought by those plaintiffs who sold their securities for a price in excess of the initial offering price, on the grounds that they could not show cognizable damages, and by those who purchased outside the previously certified class period, on the grounds that those claims were time barred. This ruling, while not binding on the Company’s case, provides guidance to all of the parties involved in this litigation. On October 2, 2008, plaintiffs requested that the class certification motion in the focus cases be withdrawn without prejudice. On October 10, 2008, the Court signed an order granting that request. On April 2, 2009, the parties lodged with the Court a motion for preliminary approval of a proposed settlement between all parties, including the Company and its former officers and directors. The proposed settlement provides the plaintiffs with $586 million in recoveries from all defendants. Under the proposed settlement, the Issuer Defendants collectively would be responsible for $100 million, which would be paid by the Issuers’ insurers, on behalf of the Issuer Defendants and their officers and directors.
Accordingly, any direct financial impact of the proposed settlement is expected to be borne by the Company’s insurers. On June 12, 2009, the Federal District Court granted preliminary approval of the proposed settlement. On October 6, 2009, the District Court issued an order granting final approval of the settlement. Subsequent to the final approval of Settlement agreement by the District court, there are several notices of appeal filed. Most were filed by the same parties that objected to the settlement in front of the District Court. These will likely be consolidated into a single appeal and briefing schedule will be provided shortly. Any direct financial impact of the preliminary approved settlement is expected to be borne by the Company’s insurers. The Company believes, the maximum exposure under this settlement is approximately US$338,983, an amount which the Company believes is fully recoverable from the Company’s insurer.
(b)	Proceedings before Department of Telecommunications
(i) License fees
•
On October 12, 2009 (as later clarified by the DoT), the Department of Telecommunications (‘DOT’) raised a demand on Sify Technologies for INR 14 million after correcting the arithmetical error in the Assessment letter.

•	On February 26, 2010 DOT raised a demand on Sify Communications (erstwhile subsidiary merged with Sify Technologies Limited) for INR 26 million.
The above demands were made by the DoT on the premise that all amounts of income (whether direct or indirect) including certain items like other income, interest on deposits, gain on foreign exchange fluctuation, profit on sale of assets & provision written back, that have got anything to do with telecom operations of the Company or arise in connection with the Telecom business of the Company, are to be considered as income for the purpose of calculation of the license fee.
The Company has responded to the above demand notices stating that the above demands are not tenable as the demands were not in accordance with the Telecom Disputes Settlement & Appellate Tribunal (‘TDSAT’) Order, in which Order the TDSAT has clarified on what all items of income are liable for calculation of license fee and what all items of income on which license fees are not liable to be paid. The TDSAT Order however has been challenged and is presently pending before the Supreme Court. Till such time the Supreme Court pronounces its final verdict on this case, the TDSAT Order continues to be in force and the Company currently continues to pay the license fee in accordance with the TDSAT Order. Sify believes that it has adequate legal defenses for these demands and the ultimate outcome of these actions will not have a material adverse effect on Sify.
(ii) In November 2009, the Company received a demand notice pertaining to the allocation of spectrum in the 3.3-3.4 GHz frequency, from DoT, demanding INR 345 million (US$7.68 million) towards spectrum charges payable from the date of issue of allocation letter for 170 Base Stations. As per the notice, in case no payment is received within 15 days from the date of issue of the notice, then it would be presumed that the Company is no longer interested for the frequency assignments in 3.3-3.4 GHz band.

Whilst the Company received allotment letter for Spectrum in 3.3 GHz band (3303.5/3353.5 MHz) (Total 12 MHz) the Company had neither started any operations in this frequency band nor had applied for any Operating License from DOT/ Wireless Planning Commission (WPC). Sify believes that the obligation to make payment will arise only after obtaining the operating license from DOT/WPC. Sify also believes that it has adequate legal defences for these demands, as the Company has not yet obtained any operative license, hence such demand is not tenable Nevertheless, the Company has as a commitment to hold and use the spectrum in the above band has paid INR 11.56 million towards 40 Base Stations and has surrendered the remaining 130 Base Stations. The Company believes that the ultimate outcome of these actions will not have a material adverse effect.
c) The Group is party to additional legal actions arising in the ordinary course of business. Based on the available information, as at September 30, 2010, Group believes that it has adequate legal defences for these actions and that the ultimate outcome of these actions will not have a material adverse effect. However in the event of adverse judgement in all these cases, the maximum financial exposure would be Rs 9,051 (March 31, 2010: Rs 9,051)
21.	Liquidity
As of September 30, 2010 the current liabilities of the Group exceeded the current assets by Rs. 308,010. Based on the projected cash flow, available lines of credit and capital infusion by promoter group that was consummated in October 2010, the Company will have sufficient resources to meet capital expenditure needs and working capital requirements over the course of the next 12 months.
22.	Related party transactions
The following is a summary of significant transactions with related parties during the six months ended September 30, 2010:

	Six months ended	Six months ended
Transactions	September 30, 2010	September 30, 2009
Consultancy services received	120	120
Issuance of shares on amalgamation of erstwhile Sify Communications Limited with Sify Technologies Limited	—	842,837
Lease deposit paid (Refer note 2 below)	2,558	—
Lease rentals paid (Refer note 2 below)	1,024	—
Amount of outstanding balances
Debtors	—	—
Advance lease rentals and refundable deposits made (Refer note 1 and 2 below)	285,383	282,825

Note

1.
Represents deposits made to VALS Developers Private Limited (“VALS”).VALS is owned and controlled by Raju Vegesna Infotech & Industries Private Limited, in which Mr. Raju Vegesna, our principal share holder and Chief Executive Officer, is holding 35.99% equity in his personal capacity. During the year ended March 31, 2009, Sify entered into a Memorandum of Understanding (‘MoU)’ for long term lease with VALS Developers Private Limited to obtain land and building which is in the process of being constructed. The lease agreement, when final and executed, was expected to have an initial non-cancellable term of 5 years, with a further option for Sify to renew or cancel the lease for the incremental five year terms. In connection with this memorandum of understanding, Sify has paid a security deposit of Rs. 125,700 and advance rental of Rs. 157,125 to VALS. As per the terms of the MOU, the security deposit was to be refunded at the end of lease term and the advance rental would be adjusted over a period of 15 months from the commencement of the lease. Subsequently on October 30,2010, the Board of Directors have cancelled the MoU for lease arrangement and has decided to acquire the property which is under construction from the third party directly. The above deposits would be adjusted against the consideration payable for acquiring the property. To give effect to the above, the company has entered into a multiparty agreement with all the concerned parties and has paid Rs 400,000 as part consideration for the above purchase.

2.
The Company has entered has into a lease agreement with Ms Radhika Vegesna, Daughter of Mr Anand Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of Rs. 256 per month and payment of refundable security deposit of Rs. 2,558. This arrangement will be automatically renewed for a further period of two blocks of three years with all the terms remaining unchanged.

23.	Financial risk management
The Group’s financial risk management objectives and policies are consistent with that disclosed in the consolidated financial statements as of and for the year ended March 31, 2010.
Credit risk: Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s trade receivables, treasury operations and other activities that are in the nature of leases.
Trade and other receivables
The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. Management considers that the demographics of the Group’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk. The group is not exposed to concentration of credit risk to any one single customer since the services are provided to and products are sold to customers who are spread over a vast spectrum. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of the customers to which the Company grants credit terms in the normal course of the business.
Cash and cash equivalents and other investments
In the area of treasury operations, the Group is presently exposed to counter-party risks relating to short term and medium term deposits placed with public-sector banks, and also to investments made in mutual funds.
Guarantees
The Group’s policy is to provide financial guarantees only to subsidiaries.
The Chief Financial Officer is responsible for monitoring the counterparty credit risk, and has been vested with the authority to seek Board’s approval to hedge such risks in case of need.
Liquidity risk: Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically the Group ensures that it has sufficient cash on demand to meet expected operational expenses, servicing of financial obligations. In addition, the Group has concluded arrangements with well reputed Banks, and has unused lines of credit that could be drawn upon should there be a need. The Company is also in the process of infusing further capital from its promoter group for funding its requirements.
Market risk: Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables. The Group is exposed to market risk primarily related to foreign exchange rate risk (currency risk), interest rate risk and the market value of its investments. Thus the Group’s exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.
Currency risk: The Group’s exposure in USD, Euro and other foreign currency denominated transactions gives rise to Exchange Rate fluctuation risk. Group’s policy in this regard incorporates:
•	Forecasting inflows and outflows denominated in US$ for a twelve-month period

•	Estimating the net-exposure in foreign currency, in terms of timing and amount

•	Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.

•
Carrying out a variance analysis between estimate and actual on an ongoing basis, and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.

24.	Subsequent event
On August 4, 2010, the Board of Directors of the company approved the issuance, in a private placement, of upto an aggregate of 125,000,000 of the company’s equity shares, par value Rs. 10 per share (“Equity shares”), for an aggregate purchase price of Rs 400 crores (USD 86 million), to a group of investors affiliated with the company’s promoter group, including entities affiliated with Mr Raju Vegesna, the company’s Chief Executive Officer and Managing Director and Mr Ananda Raju Vegesna, Executive Director and brother of Mr Raju Vegesna (the “Offering”). The company’s shareholders approved the terms of the Offering at the Company’s Annual General Meeting held on September 27, 2010.
Subsequently, on October 22 2010, the company entered into a Subscription Agreement with Mr Ananda Raju Vegesna, acting as representative (the “Representative”) of the acquirers in connection with the offering. The company issued 125,000,000 equity shares to the Representative on October 30, 2010. Accordingly, a sum of Rs 0.50 per share was received on October 30, 2010 and a further sum of Rs 2.00 per share was received on allotment of these shares. The remaining amount of the purchase price will be called up at such time as determined by the company. Until the full purchase price is paid by the purchasers, the company retains a lien on the equity shares purchased in connection with the Offering.
As a result of the consummation of the Offering, Mr Raju Vegesna and Mr Ananda Raju Vegesna together beneficially hold approximately 86.4% of the outstanding Equity Shares of the company.
25.	Group entities
The following are the entities that comprise the group as of September 30, 2010 and March 31, 2010

Particulars	Country	% of Ownership interest
Significant subsidiaries	of incorporation	September 30, 2010	March 31, 2010
Sify International Inc	US	100	100
Sify Software Limited (formerly known as Sify Networks Private Limited)	India	100	100
Sify Technologies Singapore Pte. Ltd	Singapore	100	100
Associates
MF Global-Sify Securities India Private Limited	India	29.85	29.85

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.
The following discussion of the financial condition and results of operations of our Company should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements and the related condensed notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2010. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see the section in this report captioned “Risk Factors.”
Overview
Sify is among the largest Internet, networking and e-Commerce services “companies” in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches more than 620 cities and towns in India. A significant part of our revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. Our corporate service offerings are used by a number of India’s largest companies. Consumer services include broadband home access, and the e-port cyber café chain across 250 cities and towns and online portals, such as www.sify.com and www.samachar.com, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links and related content sites specifically tailored to Indian interests worldwide. Our network services, Data Center operations and customer relationship management are accredited ISO 9001:2000.
Revenues
The primary operating segments of the Group are:
•	Corporate network/data services, which provides corporate/network data services, security and consulting, hosting and managed service solutions;

•	Consumer One which includes
•	Retail Internet access services, from homes and through cybercafés and

•	Online portal and content offerings.
•	Other services, such as development of content for e-learning and Remote Management Services.
Corporate network/data services
Our corporate network/data services revenues primarily include connectivity services revenue, revenues from the installation of the connectivity link, and, to a lesser extent, revenue from sale of hardware and software purchased from third party vendors, and other ancillary services, such as-mail, document management and domain registration. Generally, these elements are sold as a package consisting of all or some of the elements. Our connectivity services include IPVPN services, Internet connectivity, last mile connectivity (predominantly through wireless). Our application services includes web development, messaging services, document management system and Platform for online exams. We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service provided, scope of the engagement and the Service Level Agreement, or SLA. Our web hosting service revenues are primarily generated from co-location services and Value added service. Our security services revenues include revenue from consulting services, vulnerability assessment and penetration testing. We provide NLD (National Long Distance) and ILD (International Long Distance) services and carry voice traffic for Inter-connect Operators. Revenue is recognized based upon metered call units of voice traffic terminated on our network.
Revenue recognition from construction contract
Contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. As soon as the outcome of a construction contract can be estimated reliably, contract revenue is recognised in profit or loss in proportion to the stage of completion of the contract. Contract expenses are recognised as incurred unless they create an asset related to future contract activity.
The stage of completion is assessed by reference to the cost incurred till date to the total estimated costs. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognised immediately in profit or loss.

Consumer One — Retail Internet access services and Online Portal and content offerings
•
Internet access services revenues are generated from the internet connectivity we provide to our retail customers through public access and home access services. Home access services are provided through broadband connectivity through arrangements with Cable Television Operators (CTOs). Our public access services with host of value added services are provided through franchised and Company-owned cybercafés, or “e-ports”. Additionally, we generate revenue by providing Internet Telephony services, allowing customers to make international telephone calls over the Internet.

•
Online portal services and content offerings revenues include advertising revenues from the various channels of our Internet portal, www.sify.com. We enter into contracts with customers to serve advertisements in the portal, and we are paid on the basis of impressions, click-throughs or leads. Revenues also accrue from commissions earned on products and services rendered through e-commerce services and also from value-added services that are rendered using our mobile telephone short code, 54545.

Other services
Other services include revenue from e-learning. We develop and upload content for e-learning to facilitate web-based learning in various organizations. We provide e-learning services on time-and-materials or on a fixed-price basis. Under Infrastructure management services, we offer Network management services, Data center services, Security and information assurance services. We remotely manages the Information Technology infrastructure of global enterprises (US Markets) from India. The contracts are on time and material basis. Revenue in relation to ‘time’ is measured as the agreed rate per unit of time multiplied by the units of time expended. The element of revenue related to materials is measured in accordance with the terms of the contract.
In Note 18 to the Unaudited Condensed Consolidated Interim Financial Statements included in this Report, we provide supplemental segment data, which provides separate revenue and operating income (loss) information for each of these business segments.
Expenses
Corporate network/data services
Cost of goods sold and services rendered for the corporate network/data services division consists of telecommunications costs necessary to provide services, customer link support costs, and cost of goods in respect of hardware and security services sold, the cost of providing network operations, the cost of voice termination for voice and VoIP services and other direct costs. Telecommunications costs include the costs of international bandwidth procured from TELCOs and are required for access to the Internet, providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission or WPC for provision of spectrum to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards our Annual Maintenance Contract (AMC), the cost of installation in connectivity business, the costs incurred in providing Hosting services, and the Document Management Services (DMS) costs for application services. In addition, the Government of India has imposed an annual license fee of 6% of the adjusted gross revenue generated from IP-VPN services and Voice services under the NLD/ILD license.
Consumer One — Retail Internet access services and Online Portal and content offerings
•
Internet access services: Cost of goods sold and services rendered for the internet access services division consists of primarily recurring telecommunications costs necessary to provide service to subscribers, the cost of goods sold and services rendered include commission paid to franchisees and cable television operators, voice termination charges for VoIP services. The Government of India imposed an annual license fee of 6% of the adjusted gross revenue from the provision of VoIP services.

•
Online portal and content offerings: Cost of goods sold and services rendered for the online portal services and content offerings includes the cost of procuring and managing content for the websites and cost of ringtones downloaded by using our mobile telephone short code 54545.

Other Services
Cost of revenues for the eLearning division includes the cost of direct associates and subject matter expert that is involved in the design and uploading of content for facilitating web-based learning. Under Infrastructure management services, Sify offers Network management services, Data center services, Security and information assurance services. Sify remotely manages the Information Technology infrastructure of global enterprises (US Markets) from India. The contracts are on time and material basis. Revenue in relation to ‘time’ is measured as the agreed rate per unit of time multiplied by the units of time expended. The element of revenue related to materials is measured in accordance with the terms of the contract.

Selling, General and Administrative Expenses
Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executives, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.
Depreciation and amortization
We depreciate our tangible assets on a straight-line basis over the estimated useful life of assets, ranging from three to eight years and, in the case of buildings, 28 years. Intangible excluding goodwill are amortised on a straight line basis over the estimated useful life of the assets, ranging from three to twenty years. Goodwill is not amortised and is tested for impairment annually.
Operating Results
Three months ended September 30, 2010 compared to three months ended September 30, 2009
Revenues. We recognized Rs. 1,717 million($38.22 million) in revenues for the quarter ended September 30, 2010, as compared to Rs. 1738 million for the quarter ended September 30, 2009, representing a decrease of Rs. 21 million($0.48 million), or 1.21%. This is primarily driven by an increase of Rs. 49 million($1.09 million) or 3.59% from our corporate network/data services and Rs. 29 million($0.65 million) or 20.52% from Other services. The revenue growth has been impacted by Rs. 99 million($2.21 million) or a 42.17% decrease from our Consumer One services comprising of internet access services, online portals and content offerings.
Revenue from Corporate network/data services has increased by Rs. 49 million($1.09 million), or 3.59%, from Rs. 1360 million for quarter ended September 30, 2009 to Rs. 1,409 million($31.37 million) for quarter ended September 30, 2010 primarily due to: (i) the increase of Rs. 101 million ($2.25 million) revenue from International Long Distance (ILD) Services and (ii) the increase of Rs. 39 million($0.87 million) or 22.95% from Hosting services from the newly created data centre capacity. The increase is partially offset by a decrease of (a) Rs. 31 million($0.69 million) or 12.13% from System Integration Services, (b) the decrease of Rs. 15 million($0.33 million) or 16.80% from Application services (c) Rs. 15 million ($0.34 million) or 2.78%, in the revenue from connectivity due to substantial price reduction and capacity migrations and (d) Rs. 30.63 million($ 0.68 million), or 51.75%, in the hardware sales revenue from connectivity customers.
Revenue from Consumer One services has decreased by Rs. 99 million($2.21 million) or 42.17% from Rs. 235 million for the quarter ended September 30, 2009 to Rs. 136 million($3.03 million) for the quarter ended September 30, 2010. This is primarily on account of (a) Rs. 92.78 million($2.07 million) or 45.8% decrease in revenue from our Internet Access services and (b) Rs. 6 million($0.14 million) or 19.70% decrease in revenue from Portal services. Such decrease is primarily on account of (i) the decrease in Broadband service to the extent of Rs. 61 million($1.36 million) or 45.24%, due to loss of subscribers, (ii) the decrease in revenue from e-Port service to the extent of Rs. 33 million($0.73 million) or 55.54% due to drop in operational e-Ports and active subscribers, (iii) the decrease of Rs. 5 million($0.11 million) or 67.63% from voice revenue due to lower voice call minutes and it is partially offset by an increase of Rs. 6 million($0.13 million) from the value added services relating to Internet access services that we provide and (v) the decrease of Rs. 6.45 million($0.14 million) or 19.70% from Portal services primarily on account of a reduction in spends of advertising by advertisers and also on account of reduction in demand for e-commerce.
Revenue from Other services has increased by Rs. 29 million($0.65 million) or 20.52%, from Rs. 143 million($3.18 million) for the quarter ended September 30, 2009 to Rs. 172 million($3.83 million) for the quarter ended September 30, 2010. This increase is primarily on account of (i) increase in revenue amounting to Rs. 1 million($0.03 million) or 1.65% from eLearning business and (ii) an increase of Rs. 28 million ($0.63 million) from our Remote management services due to increase in volume of business including sale of hardware.
Other income. Other income primarily comprises of income derived from duty credit entitlements under the “Served from India Scheme” (issued by the Government of India) in respect of the foreign exchange earnings from export of services. Other income was Rs. 20 million($0.45 million) for the quarter ended September 30, 2010, compared to Rs. 30 million for the quarter ended September 30, 2009, representing the decrease of Rs. 10 million($0.22 million), or 33.33%. This decrease is primarily contributed by decrease in duty credit entitlement arising from export of services.

Cost of goods sold and services rendered. The cost of goods sold and services rendered was Rs. 1,054 million ($23.47 million) for the quarter ended September 30, 2010 and Rs. 1,054 million for the quarter ended September 30, 2009. Cost of goods sold for both the periods were at same level, with change in few elements. This comprise of (i) a Rs. 98 million ($2.18 million) increase in IUC costs pertaining to ILD services and (ii) a Rs. 12 million ($0.27 million) in associate costs of technology department, and (iii) Rs. 33 million ($0.73 million) in direct resources costs in international business and, these increases have been offset by a decrease of (a) Rs. 48 million ($1.06 million) in Bandwidth cost due to capacity upgrades and reduction in bandwidth rates, (b) Rs. 42 million ($0.94 million) revenue share paid to franchisees and cable television operators due to drop in broadband & e-Port usage revenue, (c) Rs. 7 million ($0.16 million) in termination cost due to drop in usage, (d) Rs. 36 million ($0.80 million) in SI business due to change in mix and reduction in volume, (g) Rs. 10 million ($0.23 million) towards cost of application services and h) Rs. 0.30 million ($0.01 million) in content cost due to effective content management.
Selling, general and administrative expenses. Selling, general and administrative expenses were Rs. 609 million ($13.55 million) for the quarter ended September 30, 2010, compared to Rs. 634 million for the quarter ended September 30, 2009, representing a decrease of Rs. 25 million ($0.56 million), or 3.94%. This decrease is mainly on account of the decrease of Rs. 74 million ($1.64 million) in personnel expenses, selling expenses, general and administrative costs and it is partially offset by an increase of operating expenses by Rs. 43 million ($0.95 million. The increase in operating expenses is on account of our new data center facility at Airoli, India and an increase in network expenditure on account of this expansion.
Depreciation and Amortisation expenses. Depreciation and amortization expenses were Rs. 173 million($3.86 million) for the quarter ended September 30, 2010, compared to Rs. 150 million for the quarter ended September 30, 2009, representing an increase of Rs. 23 million $0.51 million, or 15.33%. The increase is attributable to incremental depreciation on additions to property, plant and equipment.
Net finance expense. The net finance expense was Rs. 58 million ($1.30 million) for the quarter ended September 30, 2010, compared to Rs. 69 million for the quarter ended September 30, 2009, representing an decrease of Rs. 11 million ($0.24 million), or 15.94%. The finance income was Rs. 14 million ($0.31 million) for the quarter ended September 30, 2010, compared to Rs. 3 million for the quarter ended September 30, 2009, representing a increase of Rs. 11 million ($0.24 million) due to increase in fixed deposits. The finance expense was Rs. 72 million ($1.61 million) for the quarter ended September 30, 2010 and September 30, 2008.
Share of profit of investment in associate. The share of profit of investment in associate was Rs. 23 million ($0.51 million) for the quarter ended September 30, 2010,compared to Rs. 20 million for the quarter ended September 30, 2009, representing a increase of Rs. 3 million ($0.07 million) or 15%.
Six months period ended September 30, 2010 compared to Six months period ended September 30, 2009
Revenues. We recognized Rs. 3,445 million ($76.69 million) in revenues for the six months ended September 30, 2010, as compared to Rs. 3,386 million for the six months ended September 30, 2009, representing an increase of Rs. 59 million ($1.31 million), or 1.74%. This is primarily driven by an increase of Rs. 224 million ($4.99 million) or 8.53% in revenue from our Corporate network/data services, and Rs. 47 million ($1.05 million) or 17.91% from other services. The revenue growth has been impacted by Rs. 214 million ($4.77 million) or 43.26% decrease from our Consumer One services comprising of Internet access services, online portals and content offerings.
Revenue from Corporate network/data services has increased by Rs. 224 million ($4.99 million), or 8.53%, from Rs. 2,628 million for six months ended September 30, 2009 to Rs. 2,852 million ($63.50 million) for six months ended September 30, 2010. This is primarily due to (i) increase of Rs. 218 million ($4.85 million) or 48.37% revenue from International Long Distance (ILD) Services, and (ii) increase of Rs. 89 million ($1.98 million) or 27.71% from Hosting Services on account of revenue from newly created data center capacity. The increase is partially offset by a decrease of Rs. 16 million ($0.36 million) or 1.38% in the revenue from Connectivity due to substantial price reduction and capacity migrations, (ii) Rs. 50 million ($1.11 million) or 0.22% decrease in SI business (iii) the decrease of Rs. 10 million ($0.22 million) or 5.99% in application services.
Revenue from Consumer One services has decreased by Rs. 214 million ($4.76 million) or 43.26% from Rs. 494 million ($11 million) for six months ended September 30, 2009 to Rs. 280 million for six months ended September, 2010. This is primarily due to (a) Rs. 130 million ($2.89 million) or 46.52% decrease in revenue from Broadband services due to loss of subscribers, (b) Rs. 62 million ($1.38 million) or 51.44% decrease in revenue from e-Port due to drop in operational e-Ports and subscribers, (c) Rs. 10 million ($0.22 million) or 64.67% from Voice revenue due to lower voice call minutes, and (i) Rs. 15 million ($0.33 million) or 21.08% decrease in revenue from Portal services primarily on account of a reduction in spends of advertising by advertisers.
Revenue from Other services has increased by Rs. 47 million ($1.05 million) or 17.91%, from Rs. 265 million for six months ended September 30, 2009 to Rs. 313 million ($6.97 million) for six months ended September 30, 2010. Such increase is caused by (i) an increase of Rs. 30 million ($0.67 million) or 20.22% in Remote management services business on account of the acquisition of new projects and (ii) increase of Rs. 17 million ($0.38 million) or 14.86% from e-learning business.
Other income. Other income primarily comprises of income derived from duty credit entitlements under the “Served from India Scheme” (issued by the Government of India) in respect of the foreign exchange earnings from export of services. Other income was Rs. 39 million ($0.87 million) for six months ended September 30, 2010, compared to Rs. 62 million for six months ended September 30, 2009, representing an decrease of Rs. 23 million ($0.51 million), or 37.10%, primarily on account of duty credit entitlement, arising from export of services.

Cost of goods sold and services rendered. The cost of goods sold and services rendered was Rs. 2,128 million ($47.38 million) for six months ended September 30, 2010 compared to Rs. 2,070 million for six months ended September 30, 2009, representing an increase of Rs. 59 million ($1.31 million), or 2.83%. This increase was due to (i) a Rs. 225 million ($5.01 million) increase in other direct costs on account of International Long Distance services (ii) Rs. 21 million ($0.47 million) in associate costs of technology, (iii) Rs. 43 million ($0.96 million) in direct cost of international business. These increases have been partly offset by a decrease of (a) Rs. 101 million ($2.26 million) in bandwidth cost due to up gradation of capacities and fall in rates, (b) Rs. 75 million ($1.67 million) in the revenue share paid to franchisees and CTO operators due to reduction in usage revenue and (e) Rs. 21 million ($0.46 million) decrease in Application Services, (f) a Rs. 0.5 million ($0.01 million) in e-commerce cost of goods sold and (g) Rs. 3 million ($0.06 million) in content cost due to effective content management. and, (h) Rs. 6 million ($0.13 million) decrease in System Integration business, (I) Rs. 26 million ($0.57 million) decrease in termination cost due to destination mix.
Selling, general and administrative expenses. Selling, general and administrative expenses were Rs. 1,240 million ($27.61 million) for six months ended September 30, 2010, compared to Rs. 1,276 million for six months ended September 30, 2009, representing a decrease of Rs. 36 million ($0.80 million), or 2.82%. This decrease is mainly on account of decrease in associate expenses, selling expenses, general and administrative costs.
Depreciation, Amortisation and impairment expenses. Depreciation, amortization and impairment expenses were Rs. 350 million ($7.78 million) for six months ended September 30, 2010, compared to Rs. 344 million for six months ended September 30, 2008, representing an increase of Rs. 6 million ($0.13 million), or 1.74%. The increase is attributable to addition in property, plant and equipment.
In May 2006, the group acquired travel business for a consideration of USD 2.5 million in cash along with an option to purchase 125,000 shares of Sify Technologies Limited and certain earn out payments aggregating to USD 0.5 million. The assets acquired consist of System software, customer contracts and goodwill. The said business operates from India and United States.
During the six months ended September 30, 2010, triggered by certain adverse market conditions such as decrease in revenue and increase in the cost of services, continued losses and other technological matters, which are confirmed by other subsequent events, the Group tested the carrying value of the above business for impairment. The recoverable amount of these intangibles were determined based on the higher of the value in use (using discounted cash flow approach) and fair value less cost of sales. As a result of the above review, the Group has recorded an impairment of the above intangibles amounting to Rs. 1.85 million (USD 0.04 million) and adjusted the carrying value of these intangibles accordingly. This impairment charge relates to online portal services segment.
Income tax expense/(benefit). The income tax benefit was Rs. NIL million for six months ended September 30, 2010, compared to a benefit of Rs. 81.48 million for six months ended September 30, 2009. This benefit was due to the merger of Sify Communications Limited (erstwhile subsidiary) with the Company during the six months ended September 30, 2009.
Net finance expense. The net finance expense was Rs. 120 million ($2.68 million) for six months ended September 30, 2010, compared to net finance expense of Rs. 123 million for six months ended September 30, 2009, representing a increase of Rs. 3 million ($0.07 million), or 2.44%. The finance income was Rs. 21 million ($0.47 million) for six months ended September 30, 2010, compared to Rs. 20 million for six months ended September 30, 2009, representing an increase of Rs. 1 million ($0.02 million). The finance expense was Rs. 141 million ($3.14 million) for six months ended September 30, 2010, compared to Rs. 144 million for the quarter ended September 30, 2009, representing a decrease of Rs. 3 million ($0.07 million).
Share of profit of investment in associate. The share of profit of investment in associate was Rs. 38 million ($0.85 million) for six months ended September 30, 2010,compared to Rs. 36 million for six months ended September 30, 2009, representing an increase of Rs. 2 million ($0.04 million), or 6%.

Liquidity and Capital Resources
The following table summarizes our statement of cash flows for the periods presented:

	Six months ended
			September 30, 2010
Particulars	September 30, 2010	September 30, 2009	U.S Dollars
Loss after tax	(315,768)	(247,116)	(7,029)

Other adjustments for non-cash items	501,907	412,559	11,172
Income taxes paid	(13,130)	(126,388)	(292)
Net decrease (increase) in working capital	111,344	(46,092)	2,479

Net cash from / (used in) operating activities	284,353	(7,037)	6,330
Net cash from / (used in) investing activities	(183,404)	(470,703)	(4,084)
Net cash from / (used in) financing activities	(316,146)	(154,602)	(7,038)
Effect of exchange rate changes on cash and cash equivalents	1,375	4,057	31

Net increase / (decrease) in cash and cash equivalents	(213,822)	(628,285)	(4,760)

As of September 30, 2010 our current liabilities exceeded current assets by Rs. 334,038 ($7,437). Based on the projected cash flow, including cash from operations, available lines of credit, and capital infusion from promoter group, we believe we will have sufficient resources to meet capital expenditure needs and working capital requirements over the course of the next 12 months.
We intend to continue to focus on the reduction of our cash burn. Based upon our present business and funding plans, we believe that our cash and cash equivalents were negative to the extent of Rs. 395 million ($8.79 million) as of September 30, 2010, including bank overdraft of Rs. 1,140 million ($25.37 million).
Our principal sources of liquidity are cash flow that we generate from our operations and borrowings from banks. Our external sources of credit include facilities sanctioned to us by Indian banks. We have working capital facilities in the form of cash credit and overdraft facilities of Rs. 1,315 million ($29.27 million) and the same has been almost utilized fully as on September 30, 2010. Further, we were provided non-funded limits of Rs. 1,350 million ($30.05 million) (primarily in the form of bank guarantees and letters of credit) out of which Rs. 1,250 million ($27.83 million) remained unutilized as of September 30, 2010. We believe that our cash and cash equivalents, short-term investments, working capital lines and the proceeds of a private placement to our promoter group are sufficient to meet our present capital expenditure and working capital requirements for the next 12 months. The private placement, consummated in October 2010, will provide up to Rs. 400 crores ($86 million) from the promoter group, which funds can be drawn down as needed by the Company. However, our ongoing working capital requirements are significantly affected by the profitability of our operations and we continue to periodically evaluate existing and new sources of liquidity and financing.
We are taking steps to improve the cash position to meet our currently known requirements at least over the next twelve months. In the light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future
Cash balances held in Indian currency were Rs. 744 million ($16.56 million) and Rs. 500 million as of September 30, 2010 and September 30, 2009, respectively. These amounts include cash and cash equivalents and restricted cash.
Cash from operating activities for six months ended September 30, 2010 was Rs. 284 million ($6.33 million) and cash used in operating activities for the six months ended September 30, 2009 was Rs. 7 million respectively. This is primarily due to increase in trade and other receivables by Rs. 251 million ($5.60 million) and Rs. 535 million for the six months September 30, 2010 and 2009, decrease in other assets by Rs. 10 million ($0.22 million) for the six months period ended September 30, 2010 and an increase of Rs. 133 million for the six months September 30, 2009, increase in inventories by Rs. 4 million ($0.09 million) for the six months September 30, 2010 and decrease of Rs. 12 million for the six months September 30, 2009, increase in trade and other payables by Rs. 283 million ($6.30 million) and Rs. 475 million for the six months September 30, 2010 and 2009, increase in deferred revenues by Rs. 62 million ($1.38 million) and Rs. 127 million for the six months September 30, 2010 and 2009 and increase in employee benefits by Rs. 12 million ($0.27 million) and Rs. 9 million for the six months September 30, 2010 and 2009.
Cash used in investing activities for the six months ended September 30, 2010 and 2009 was Rs. 183 million ($4.08 million) and Rs. 471 million. These amounts were principally incurred for the establishment of a new data center and purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs. 149 million ($3.32 million) and Rs. 463 million for the six months September 30, 2010 and 2009. Expenditure on intangibles increased by Rs. 72 million ($1.60 million) and Rs. 100 million for the six months ended September 30, 2010 and 2009. It is partially off-set by amounts contributed by finance income amounting to Rs. 36 million ($0.80 million) and Rs. 68 million for the six months September 30, 2010 and 2009.
Cash used in financing activities for six months ended September 30, 2010 was Rs. 316 million ($7.03 million) represented by repayment to banks to the extent of Rs. 142 million ($3.17 million) and payment of finance charges of Rs. 150 million ($3.34 million) and cash from financing activities for the six months ended September 30, 2009 was Rs. 155 million represented by borrowings from banks to the extent of Rs. 10 million and off-set by payment of finance charges of Rs. 151 million.

Income Tax Matters
We have a substantial business loss being carry forward for financial reporting purposes. Under Indian Tax law, business loss carry forwards from a particular year may be used to offset taxable income over the next eight years and unabsorbed depreciation for an infinite number of years. The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For fiscal year 2010, the corporate Income Tax rate is 30%, subject to a surcharge of 10%(if the Company makes taxable profits greater than Rs. 10 million) and education cess of 3%, resulting in an effective tax rate of 30.9% for companies who have taxable profits less than Rs. 10 million and 33.99% for companies who have taxable profits greater than Rs. 10 million. For fiscal year 2011, the corporate income tax rate is 30%, subject to a surcharge of 7.5% (if the Company makes taxable profits greater than Rs. 10 million) and education cess of 3%, resulting in an effective tax rate of 30.9% for companies who have taxable profits less than Rs. 10 million and 33.22% for companies who have taxable profits greater than Rs. 10 million. Further in India, companies are subject to a Minimum Alternate Tax (MAT) of 18% on the book profits of the Company. Certain changes in the income tax rates were introduced in the union budget 2011-12 of the Government of India. The key changes included the reduction of the surcharge to 5% and the increase of MAT to 18.5% of book profits. We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India. Currently, dividend income is exempt from tax for shareholders. Domestic companies are liable to pay dividend distribution tax at the rate of 15%.
Off-Balance Sheet Arrangement
We have not entered into any off balance sheet arrangement other than contractual obligations such as operating lease arrangements disclosed below as defined by SEC final rule 67 (FR-67) “Disclosures in Management’s Discussion and Analysis” about off balance sheet arrangements and aggregate contractual obligations.
Contractual obligations
Set forth below are our contractual obligations as of September 30, 2010:

Payments due by period (Rs. 000s)
		Less			More than
Contractual obligations	Total	than 1 year	1-3 years	3-5 years	5 years
Long term debt obligations	364,581	—	314,289	50,292	—
Short term borrowings	895,317	895,317
Finance lease obligations	208,612	55,241	123,106	30,265	—
Non-cancellable operating lease obligations	1,545,296	103,669	201,085	216,239	1,024,303
Proposed lease obligations*	2,423,554	85,700	251,400	277,125	1,809,329
Payments towards Europe India Gateway	127,626	127,626	—	—	—
Purchase obligations	34,194	34,194	—	—	—
Also refer Note a — c below

*	Proposed lease obligations with VALS Developers Private Ltd
VALS Developers Private Limited (“VALS”) is owned and controlled by Raju Vegesna Infotech & Industries Private Limited a Company, in which Mr. Raju Vegesna, our principal share holder and Chief Executive Officer, holds 35.99% equity in his personal capacity. During the year 2008-09, Sify entered into a memorandum of understanding with VALS to obtain land and building which is in the process of being constructed on a long term lease. The lease agreement, when final and executed, is expected to have an initial non-cancellable term of 5 years, with a further option for Sify to renew or cancel the lease for two five year terms. In connection with this memorandum of understanding, Sify has paid a security deposit of Rs. 125,700 and advance rental of Rs. 157,125 to VALS. The security deposit will be refunded at the end of lease term and the advance rental would be adjusted over 15 months from the commencement of lease term. Subsequently on October 30,2010, the Board of Directors have cancelled the MoU for lease arrangement and has decided to acquire the property which is under construction from the third party directly. The above deposits would be adjusted against the consideration payable for acquiring the property. To give effect to the above, the company has entered into a multiparty agreement with all the concerned parties and has paid Rs. 400,000 as part consideration for the above purchase.

Notes to the table above on Contractual obligations

a)
Other liabilities amounting to Rs. 168 million ($3.75 million) primarily comprise of deposits received from franchisees. For such amounts, the extent of the amount and the timing of payment / cash settlement are not readily estimable or determinable, at present. Accordingly, we did not include these under contractual obligations.

b)	Standby letter of credit and guarantees has not been included in the above mentioned table of contractual obligations.

c)
In addition to the above noted contractual obligations, in accordance with IAS 19 Employee Benefits, the total accrued liability for defined benefit plans recognised as of September 30, 2010, was Rs. 64 million ($1.42 million) and disclosed under ‘employee benefits’.

Item 3.	Quantitative And Qualitative Disclosures About Market Risk
General
Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and debt. Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss.
Please see Note 38 to the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2010.
Risk Management Procedures
We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.
Recent Accounting Pronouncements
A number of new standards, amendments to standards and interpretations are not yet effective for the period ended September 30, 2010, and have not been applied in preparing these consolidated financial statements:
•
Improvements to IFRS — In April 2009, the IASB issued “Improvements to IFRSs” — a collection of amendments to twelve International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The latest amendments were included in exposure drafts of proposed amendments to IFRS published in October 2007, August 2008, and January 2009. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2010, although entities are permitted to adopt them earlier. In May 2010, the IASB issued Improvements to IFRS 2010, which comprises 11 amendments to 7 standards. Effective dates, early application and transitional requirements are addressed on a standard-by-standard basis. The majority of the amendments will be effective January 1, 2011. The Company is evaluating the impact, these amendments will have on the Group’s consolidated financial statements.

•
In November 2009, the IASB issued IFRS 9, “Financial instruments”, to introduce certain new requirements for classifying and measuring financial assets. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications — those measured at amortized cost and those measured at fair value. The standard along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting will be applicable from the year 2013, although entities are permitted to adopt earlier. The Company is evaluating the impact which this new standard will have on the Group’s financial statements.

•
In November 2009, the IASB issued IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”; to introduce requirements when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares and other equity instruments to settle the financial liability fully or partially. This interpretation is effective from annual periods beginning on or after July 1, 2010.

•	In November 2009, the IASB revised IAS 24 “Related Party Disclosures” with an effective date of January 1,2011.

•
In November 2009, the IASB issued “Prepayments of a Minimum Funding Requirement — Amendments to IFRIC 14, IAS19 — the Limit on a Defined Benefit Asset, Minimum Funding Requirement and their Interaction”, with an effective date of January 1, 2011.

Critical accounting policies
The accounting policies applied by the group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended March 31 2010.
Also refer to Note 3 in unaudited condensed consolidated interim financial statements included with this Report.

Item 4.	Controls and Procedures
Disclosure Controls and Procedures
As of September 30, 2010, our management, with the participation of our chief executive officer and chief financial officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.
Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.
Changes in internal control over financial reporting
We have evaluated the changes in our internal control over financial reporting that occurred during the quarter ended September 30, 2010 and concluded that the following matters have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
In order to remediate the material weakness described in our Annual Report on Form 20-F for the fiscal year ended March 31, 2010, during the months of August and September 2010, the Company:
•
introduced specific policies to ensure that all transactions relating to purchase of products for onward sales in the System Integration business are subject to a fact specific accounting evaluation to enforce operating effectiveness.

•	augmented the IFRS expertise in our accounting team by imparting specific training to evaluate the trading transactions from a “Gross Versus Net” reporting.

•
performed an accounting evaluation of all the transactions of purchase of products for onward sales in the System Integration business and noted that the accounting controls surrounding appropriateness of the “Gross versus Net” reporting are operating effectively.

We believe that the remediation efforts described above have remediated the material weakness described in our Annual Report on Form 20-F for the fiscal year ended March 31, 2010.

Part II. Other Information

Item 1.	Legal Proceedings
The company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. These legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.
See Note 20 of notes to our Unaudited Condensed Consolidated Interim Financial Statements in Part I above and Note 36 of the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2010.

Item 1A.	Risk Factors
For information regarding factors that could affect the Company’s results of operations, financial condition and liquidity, see the risk factors discussion set forth in Item 1A of our Annual Report on Form 20-F for the fiscal year ended March 31, 2010 and the information under “Forward-Looking Statements” included in this Report. There have been no material changes to our Risk Factors from those disclosed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2010.

Item 2.	Unregistered Sale of Equity Securities and Use of Proceeds
None.
Items 3. Defaults upon Senior Securities
None.

Item 4.	[Reserved]

Item 5.	Other Information
Change in Independent Auditor
As previously disclosed in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010, M/s KPMG, the independent registered accounting firm of the Company vide their letter dated October 27, 2010 informed the Company that they would not seek re-election as the company’s independent registered accountants for the 2011 fiscal year. The Company is in the process of selecting an independent registered accounting firm to audit the financials of the company under IFRS for the fiscal year ended March 31, 2011.

Item 6.	Exhibits
None.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 25, 2011

SIFY TECHNOLOGIES LIMITED
By:	/s/ MP Vijay Kumar
	Name:	MP Vijay Kumar
	Title:	Chief Financial Officer